Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Andina Acquisition Corp. II (the “Company”) on Form S-1 of our report dated September 3, 2015, except for Note 7 as to which the date is October 8, 2015 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Andina Acquisition Corp. II as of August 21, 2015 and for the period July 1, 2015 (inception) through August 21, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 8, 2015